SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE Act of 1934

For the month of May 2011.

ORIX Corporation

(Translation of Registrant’s Name into English)

Mita NN Bldg., 4-1-23 Shiba, Minato-Ku, Tokyo, JAPAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒        Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐        No  ☒

Table of Documents Filed

Page

1.	ORIX’s Consolidated Financial Results (April 1, 2010 – March 31, 2011) filed with the Tokyo Stock Exchange on Tuesday May 10, 2011.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIX Corporation

Date: May 10, 2011	By	/s/ Haruyuki Urata
Haruyuki Urata
Director
Deputy President & CFO
ORIX Corporation

Consolidated Financial Results

April 1, 2010 – March 31, 2011

May 10, 2011

In preparing its consolidated financial information, ORIX Corporation and its subsidiaries have complied with accounting principles generally accepted in the United States of America, except as modified to account for stock splits in accordance with the usual practice in Japan.

U.S. Dollar amounts have been calculated at Yen 83.15 to $1.00, the approximate exchange rate prevailing at March 31, 2011.

These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results to differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s Form 20-F filed with the United States Securities and Exchange Commission.

The Company believes that it will be considered a “passive foreign investment company” for United States Federal income tax purpose in the year to which these consolidated financial results relate and for the foreseeable future by reason of the composition of its assets and the nature of its income. A U.S. holder of the shares or ADSs of the Company is therefore subject to special rules generally intended to eliminate any benefits from the deferral of U.S. Federal income tax that a holder could derive from investing in a foreign corporation that does not distribute all of its earnings on a current basis. Investors should consult their tax advisors with respect to such rules, which are summarized in the Company’s annual report.

For further information please contact:

Investor Relations

ORIX Corporation

Mita NN Bldg., 4-1-23 Shiba, Minato-ku, Tokyo 108-0014

JAPAN

Tel: +81-3-5419-5042 Fax: +81-3-5419-5901

E-mail: gregory_melchior@orix.co.jp

Material Contained in this Report

The Company’s financial information for the fiscal year from April 1, 2010 to March 31, 2011 filed with the Tokyo Stock Exchange and also made public by way of a press release.

Consolidated Financial Results from April 1, 2010 to March 31, 2011

(U.S. GAAP Financial Information for ORIX Corporation and its Subsidiaries)

Corporate Name:	ORIX Corporation
Listed Exchanges:	Tokyo Stock Exchange (Securities No. 8591) Osaka Securities Exchange New York Stock Exchange (Trading Symbol : IX)
Head Office:	Tokyo JAPAN
Tel: +81-3-5419-5042
(URL http://www.orix.co.jp/grp/en/ir/index.html)

1. Performance Highlights for the Years Ended March 31, 2011 and 2010

(1) Performance Highlights - Operating Results (Unaudited)

(millions of yen)*1

	Total Revenues	Year-on-Year Change	Operating Income	Year-on-Year Change	Income before Income Taxes*2	Year-on-Year Change	Net Income Attributable to ORIX Corporation	Year-on-Year Change
March 31, 2011	970,110	6.3%	73,960	157.6%	91,965	68.5%	67,275	78.2%
March 31, 2010	912,294	(11.6%)	28,710	(47.0%)	54,593	353.6%	37,757	72.2%

“Comprehensive Income (Loss) Attributable to ORIX Corporation” was ¥53,956 million for the fiscal year ended March 31, 2011 (year-on-year change was 5.7% increased) and ¥51,069 million for the fiscal year ended March 31, 2010.

	Basic Earnings Per Share	Diluted Earnings Per Share	Return on Equity	Return on Assets*3	Operating Margin
March 31, 2011	625.88	527.75	5.1%	1.1%	7.6%
March 31, 2010	370.52	315.91	3.1%	0.7%	3.1%

“Equity in Net Income of Affiliates” was a net gain of ¥16,806 million for the fiscal year ended March 31, 2011 and a net gain of ¥8,364 million for the fiscal year ended March 31, 2010.

*Note 1:	Unless otherwise stated, all amounts shown herein are in millions of Japanese yen or millions of U.S. dollars, except for Per Share amounts which are in single yen.
*Note 2:	“Income before Income Taxes” as used throughout the report represents “Income before Income Taxes and Discontinued Operations.”
*Note 3:	“Return on Assets” was calculated based on “Income before Income Taxes and Discontinued Operations”.

(2) Performance Highlights - Financial Position (Unaudited)

	Total Assets	Total Equity	Shareholders’ Equity	Shareholders’ Equity Ratio	Shareholders’ Equity Per Share
March 31, 2011	8,581,582	1,341,028	1,319,341	15.4%	12,273.11
March 31, 2010	7,739,800	1,316,461	1,298,684	16.8%	12,082.56

(3) Performance Highlights - Cash Flows (Unaudited)

	Cash Flows from Operating Activities	Cash Flows from Investing Activities	Cash Flows from Financing Activities	Cash and Cash Equivalents at End of Period
March 31, 2011	212,380	251,598	(363,590)	732,127
March 31, 2010	209,311	432,788	(466,924)	639,087

2. Dividends for the Years Ended March 31, 2011 and 2010 (Unaudited)

	Dividends Per Share	Total Dividends Paid	Dividend Payout Ratio (Consolidated base)	Dividends on Equity (Consolidated base)
March 31, 2011	80.00	8,599	12.8%	0.7%
March 31, 2010	75.00	8,061	20.2%	0.6%

3. Forecasts for the Year Ending March 31, 2012 (Unaudited)

Fiscal Year	Total Revenues	Year-on-Year Change	Net Income Attributable to ORIX Corporation	Year-on-Year Change	Basic Earnings Per Share
March 31, 2012	980,000	1.0%	77,500	15.2%	720.94

4. Other Information

(1) Changes in Significant Consolidated Subsidiaries	Yes ( ) No ( x )

Addition - None ( )	Exclusion - None ( )

(2) Changes in Accounting Principles, Procedures and Disclosures

1. Changes due to adoptions of new accounting standards	Yes ( x ) No ( )

2. Other than those above	Yes ( ) No ( x )

For further details, see “Significant Accounting Policies” on page 19.

(3) Number of Outstanding Shares (Ordinary Shares)

1. The number of outstanding shares, including treasury stock, was 110,245,846 as of March 31, 2011, and 110,229,948 as of March 31, 2010.

2. The number of treasury stock was 2,747,344 as of March 31, 2011, and 2,745,701 as of March 31, 2010.

3. The average number of shares was 107,488,998 for the fiscal year ended March 31, 2011, and 101,901,296 for the fiscal year ended March 31, 2010. For further details, see “Per Share Data” on page 18.

1. Qualitative Summary of Consolidated Financial Results

(1) Analysis of Financial Highlights

Financial Results for the Fiscal Period Ended March 31, 2011

		Fiscal Year Ended March 31, 2010	Fiscal Year Ended March 31, 2011	Change	Year on Year Change
Total Revenues	(millions of yen)	912,294	970,110	57,816	6%
Income Before Income Taxes	(millions of yen)	54,593	91,965	37,372	68%
Net Income Attributable to ORIX Corporation	(millions of yen)	37,757	67,275	29,518	78%
Earnings Per Share (Basic)	(yen)	370.52	625.88	255.36	69%
(Diluted)	(yen)	315.91	527.75	211.84	67%
ROE*	(%)	3.1	5.1	2.0	—
ROA*	(%)	0.47	0.82	0.35	—

Note 1:	ROE is the ratio of Net Income Attributable to ORIX Corporation for the period to average ORIX Corporation Shareholders’ Equity.
Note 2:	ROA is the ratio of Net Income Attributable to ORIX Corporation for the period to average Total Assets.

Economic Environment

The global economy is in the process of a moderate recovery. However, recovery is occurring at different speeds in different countries. Economic recovery in advanced economies continues to rely on economic stimulus from the government, while developing economies continue to have strong economic growth. Meanwhile, concerns remain about the effect of rising commodity prices, including the price of crude oil, which has risen sharply, and lingering fiscal problems in Europe.

The U.S. economy has experienced mild recovery due in part to quantitative easing and tax reductions. Corporate performance is recovering and consumer spending is improving, despite continued weakness in the housing market.

Emerging economies in the Asian region continue to experience stable growth. In China, especially, both domestic and overseas demand is increasing.

The Japanese economy continues to tread water. However, moderate recovery is forecasted from the second half of the fiscal year ended March 31, 2012 despite damage to plant equipment and low production levels due to rolling blackouts resulting from the Great East Japan Earthquake (hereinafter “the earthquake”), in addition to concerns about a worsening of consumer sentiment.

Overview of Business Performance (April 1, 2010 to March 31, 2011)

Revenues for the consolidated fiscal year ended March 31, 2011 (hereinafter “the fiscal year”) increased 6% to ¥970,110 million compared to ¥912,294 million during the previous fiscal year. Due to the application of new accounting standards starting in this fiscal year relating to the consolidation of variable interest entities (VIEs) (see page 19), VIEs that have become subject to consolidation have increased, and as a result, interest on loans and investment securities increased compared to the previous fiscal year. Meanwhile, real estate sales increased compared to the previous fiscal year due to an increase in units delivered in the condominium business.

Expenses for the fiscal year were flat year on year at ¥896,150 million. Interest expense increased compared to the previous fiscal year in line with the application of the above-mentioned new accounting standards related to VIEs. In addition, costs of real estate sales increased compared to the previous fiscal year due to the above-mentioned increase in the number of condominiums delivered and write-downs of long-lived assets also increased mainly in the real estate segment. However, provision for doubtful receivables and probable loan losses significantly decreased compared to the previous fiscal year due to a large decrease in the occurrences of non-performing loans. Also, selling, general and administrative expenses decreased as a result of the deconsolidation of ORIX Credit Corporation and ORIX Securities Corporation.

Equity in net income of affiliates increased compared to the previous fiscal year in which a loss was recorded resulting from an affiliate filing for protection under the Corporate Rehabilitation Law, mainly due to contributions from equity-method affiliates in the Asian region. Also, gains on sales of subsidiaries and affiliates and liquidation losses, net, decreased due to the absence of gains on the sales of ORIX Credit Corporation and ORIX Securities Corporation recorded in the previous fiscal year.

As a result of the foregoing, income before income taxes and discontinued operations for the fiscal year increased 68% to ¥91,965 million compared to ¥54,593 million during the previous fiscal year, and net income attributable to ORIX Corporation increased 78% to ¥67,275 million compared to ¥37,757 million during the previous fiscal year.

Furthermore, a loss on the disposal, increased provisions for doubtful receivables and probable loan losses and decreased revenues were recorded for certain assets, including a portion of held properties, collateral real estate and rental assets that were directly damaged by the earthquake. However, the impact on performance is limited.

Segment Information

All segments were profitable for the fiscal year ended March 31, 2011. The Real Estate and Retail segments saw a decrease in profits compared to the previous fiscal year, while the Corporate Financial Services, Maintenance Leasing, Investment Banking and Overseas Business segments each recorded increases in profits.

Beginning this fiscal year, the Company changed the way it measures its segment assets and segment revenues related to certain VIEs which are consolidated in accordance with the above-mentioned new accounting standards as a result of the Company’s management changing its internal performance assessment measures to manage its segments.

In addition, in line with a change of management classification, ORIX’s Information and Communication Technology Department, which was previously included in the Corporate Financial Services segment, has been included in the Maintenance Leasing segment since the first quarter. In addition, the real estate finance business, previously included in the Investment Banking segment, was transferred to the Real Estate segment beginning in the third quarter.

Due to these changes, reclassified figures are shown for the fiscal year ended March 31, 2010 (See page 17, “Segment

Information”).

Segment information for the fiscal year is as follows:

Corporate Financial Services Segment

This segment is involved in lending, leasing, commission business for the sale of financial products, and environment-related businesses.

Segment revenues increased 5% to ¥103,239 million compared to ¥98,063 million during the previous fiscal year. This is due to increased investment in direct financing leases resulting from the purchase of Sun Telephone Co., Ltd.’s leasing receivables and the purchase of Tsukuba Lease Co., Ltd. and increased revenues from the environmental business, which were partially offset by a decrease in installment loan revenues in line with a decrease in the average balance of installment loans as a result of restrictions on new loan executions implemented during the previous fiscal year.

Segment expenses decreased compared to the previous fiscal year resulting from a significant decrease in provisions for doubtful receivables and probable loan losses. As a result of restrictions on new transactions and stricter collateral requirements, the new occurrence of non-performing loans has been decreasing since the fourth quarter of the fiscal year ended March 31, 2009. Despite the one-time occurrence of provisions due to the earthquake, provisions for doubtful receivables and probable loan losses have decreased due to the effects of economic recovery as corporate earnings improve.

As a result, segment profits for the fiscal year were ¥10,247 million compared to a loss of ¥18,983 million in the previous fiscal year.

Segment assets decreased 15% to ¥1,006,107 million compared to March 31, 2010, due to a decline in the balance of installment loans offsetting an increase in investment in direct financing leases from the purchase of leasing receivables and new, small-sized leasing transactions.

Maintenance Leasing Segment

This segment consists of automobile and rental operations. The automobile operations are comprised of automobile leasing, rentals and car sharing and the rental operations are comprised of leasing and rental of precision measuring and IT-related equipment.

Despite limited recovery of domestic capital expenditure and an otherwise bleak business environment outlook which has continued as a result of the earthquake, Maintenance Leasing segment revenues have remained stable due to the ability to provide customers with high value-added services while meeting corporate customers’ cost reduction needs.

Segment revenues remained robust at ¥225,830 million compared to ¥226,179 million during the previous fiscal year due to solid revenues from the sales of used automobiles and automobile maintenance despite a decrease in direct financing lease revenues.

Segment expenses decreased compared to the previous fiscal year, due to a decrease in depreciation expense and as a result of a year on year decrease in the average balance of operating lease assets and a decrease in interest expense.

As a result, segment profits for the fiscal year increased 12% to ¥26,203 million compared to ¥23,307 million during the previous fiscal year.

Segment assets decreased 3% to ¥502,738 million compared to March 31, 2010 mainly due to a decrease in direct financing lease assets.

Real Estate Segment

This segment consists of development and rental of commercial real estate and office buildings, condominium development and sales, hotel, golf course, and training facility operation, senior housing development and management, REIT asset management, real estate investment and advisory services, and real estate finance.

The real estate finance business, previously included in the Investment Banking segment, was transferred to the Real Estate segment beginning in the third quarter to consolidate management with the Real Estate Headquarters to improve operational efficiency.

Despite trends of recovery in the residential condominium market such as contract completion rates surpassing the key benchmark level of 70% in the Tokyo and Osaka metropolitan areas, worsening consumer sentiment resulting from the earthquake is cause for concern. Under these conditions, over 1,000 condominiums were delivered in the fourth quarter, resulting in the delivery of 1,616 units for the fiscal year, up from 1,530 units during the previous fiscal year.

Vacancy rates have increased and rental rates are decreasing in the office building market as a result of new buildings supplied to the market. The impact of the earthquake must also be taken into consideration, and it is difficult to forecast when the market conditions will hit bottom. Under this environment, the real estate investment business is pursuing a policy of turning over assets while carefully monitoring the market and making appropriate asset sales based on real demand.

The real estate operating business, consisting of various facilities such as hotels, Japanese inns, golf courses and training facilities has stable revenues despite a portion of facilities having halted operation due to the earthquake.

Segment revenues remained flat year on year at ¥217,590 million compared to ¥215,001 million during the previous fiscal year due to increases in real estate sales resulting from the increase in number of condominiums delivered and operating lease revenues from enhanced leasing, offset by a decrease in revenues resulting from lower average balances of installment loans and investment securities (including specified bonds) in the real estate finance business and the absence of a gain from the sale of a large property in the current year like that which was recorded in the previous fiscal year.

Segment expenses were flat year on year as provisions for doubtful receivables and probable loan losses, interest expense and selling, general and administrative expenses decreased despite an increase in write-downs on long-lived assets.

As a result, segment profits for the fiscal year were ¥54 million compared to ¥138 million during the previous fiscal year.

Segment assets were down 8% to ¥1,539,814 million compared to March 31, 2010 due to decreases in installment loans, investment in securities (including specified bonds) and real estate under operating leases.

Investment Banking Segment

This segment consists of loan servicing (asset recovery), principal investment, M&A advisory, venture capital and securities brokerage.

There have been signs of increased merger and acquisitions both inbound and outbound. Additionally, there are opportunities for investment in non-performing loans arising from changes in domestic and international financial regulations.

Segment revenues decreased 11% to ¥65,661 million compared to ¥73,422 million during the previous fiscal year in line with decreased revenues as a result of the sale of consolidated subsidiaries despite large collections in the loan servicing business and robust fee revenues from the CMBS servicing business.

Segment expenses decreased year on year due to a decrease in expenses in line with the sale of consolidated subsidiaries despite an increase in provisions for doubtful receivables and probable loan losses in the loan servicing business.

In addition, a gain on the sale of a subsidiary was recorded from the sale of QB Net Co., Ltd. during the third quarter and continued robust profits from the loan servicing business resulted in a segment profit for the fiscal year of ¥13,000 million compared to loss of ¥2,848 million during the previous fiscal year when equity in net income (loss) of affiliates was recorded during the first consolidated period due to an affiliate filing for protection under the Corporate Rehabilitation Law.

Segment assets remained flat year on year at ¥468,231 million due to the investment in Tokyo Star Bank, which was offset by a decrease resulting from Chartis Japan Capital Company’s tender offer for Fuji Fire and Marine.

Retail Segment

This segment consists of the life insurance operations, the trust and banking business, and the card loan business operated by an affiliate.

In the life insurance business, insurance-related investment income remained robust and insurance-related gains showed favorable growth due to an increase in contracts for new products.

Installment loans at the trust and banking business increased and assets surpassed ¥1 trillion. Both revenues and profits for the trust and banking business are increasing. Also, Internet-based deposits are increasing steadily.

Segment revenues and expenses from the card loan business are recognized as segment profits under equity in net income of affiliates due to the share transfer of the card loan business during the previous fiscal year. Furthermore, gain on the sale of a subsidiary was recognized for the card loan business during the second quarter of the previous fiscal year.

In addition, segment revenues and expenses from the subsidiary for which a gain on the sale of a subsidiary was recognized following a share transfer with Monex Group, Inc. in the fourth quarter of the previous fiscal year are recognized as segment profits under equity in net income of affiliates.

As a result of the foregoing, segment revenues decreased 4% to ¥148,768 million compared to ¥155,491 million during the previous fiscal year. Segment expenses decreased mainly due to decreases in selling, general and administrative expenses and provisions for doubtful receivables and probable loan losses. However, due to a large gain on sales of subsidiaries in the previous fiscal year, segment profits for the fiscal year decreased 24% to ¥23,777 million compared to ¥31,104 million during the previous fiscal year.

Segment assets increased 5% to ¥1,653,704 million compared to March 31, 2010 as a result of an increase in investment securities and an increase in installment loans in the trust and banking business.

Overseas Business Segment

This segment consists of leasing, lending, investment in bonds, investment banking, real estate-related operations, and ship- and aircraft-related operations in the U.S., Asia, Oceania and Europe.

In the U.S. there have been signs of economic recovery despite persistent concerns about the housing market and high unemployment. Conversely, high growth in the Asian region is expected to continue.

Segment revenues decreased 5% to ¥176,875 million compared to ¥185,906 million during the previous fiscal year as a result of decreases in investment securities related revenues and fee revenues offsetting contributions from aircraft and automobile operating leases and Red Capital.

The cost of operating leases decreased, as well as provisions for doubtful receivables and probable loan losses and write-downs of securities in the U.S. In addition, equity in net income of affiliates increased due to contributions from a joint venture condominium development in Asia resulting in segment profits for the fiscal year increasing 23% to

¥45,639 million compared to ¥37,142 million during the previous fiscal year.

Despite the effect of the appreciated yen, segment assets increased 13% to ¥972,224 million compared to March 31,

2010 due to an increase in investment securities from the purchase of municipal bonds in the U.S., increased aircraft operating lease assets and private equity investments centered on Asian countries.

Outlook and Forecast for the Fiscal Year Ending March 31, 2012

Based on the operating environment described above and management policies described further below, ORIX forecasts total revenues of ¥980,000 million (up 1% year on year) and net income attributable to ORIX Corporation of ¥77,500 million (up 15% year on year) for the fiscal year ending March 31, 2012.

The Corporate Financial Services segment is aiming to further accelerate the “Finance + Services” strategy.

Maintenance Leasing segment revenues are forecasted to be stable through the expansion of high value-added services.

The Real Estate segment is seeking to strengthen its stable revenue base by continuous asset turnover, joint investments with overseas investors and promotion of its real estate-related asset management business.

The Investment Banking segment aims for stable revenues through business expansion capitalizing on loan servicing expertise and the promotion of equity investments.

Retail segment forecasts profit contributions with the expansion of the trust and banking and life insurance businesses.

The Overseas Business segment aims to expand stable revenues centered around subsidiaries newly added to the Group in the U.S. In addition, it will embrace growth in developing economies particularly Asia while capitalizing on the network and operating base that it has established over the years.

Forward-looking statements in this document such as forecasts are attributable to information currently available to the Company and management as well as on assumptions deemed rational. Actual financial results may differ materially due to various factors including, but not limited to, those described under “(4) Risk Factors” herein and in the Form 20-F submitted to the U.S. Securities and Exchange Commission. Therefore, readers are urged not to place undue reliance on these figures.

(2) Qualitative Information Regarding Consolidated Financial Condition

Analysis of Assets, Liabilities, Shareholders’ Equity and Cash Flow

		Fiscal Year Ended March 31, 2010	Fiscal Year Ended March 31, 2011	Change	Year on Year Change
Total Assets	(millions of yen)	7,739,800	8,581,582	841,782	11%
(Segment Assets)		6,284,275	6,142,818	(141,457)	(2%)
Total Liabilities	(millions of yen)	6,395,244	7,206,652	811,408	13%
(Long- and Short-term Debt)		4,409,835	5,009,901	600,066	14%
(Deposits)		853,269	1,065,175	211,906	25%
Shareholders’ Equity*	(millions of yen)	1,298,684	1,319,341	20,657	2%
Shareholders’ Equity Per Share*	(yen)	12,082.56	12,273.11	190.55	2%

Note 3: Shareholders’ Equity refers to ORIX Corporation Shareholders’ Equity.

Total assets increased 11% to ¥8,581,582 million compared to ¥7,739,800 million on March 31, 2010, primarily due to the application of new accounting standards in this fiscal year relating to the consolidation of VIEs (see page 19), which increased the amount of installment loans and investment in direct financing leases as compared to March 31, 2010. Segment assets decreased 2% to ¥6,142,818 million compared to March 31, 2010.

Regarding liabilities, the application of new accounting standards relating to VIEs resulted in an increase in long-term debt compared to March 31, 2010. Furthermore, deposits have increased in accordance with business expansion in the trust and banking business.

Shareholders’ equity increased 2% to ¥1,319,341 million compared to March 31, 2010.

Summary of Cash Flows

Cash and cash equivalents increased by ¥93,040 million to ¥732,127 million compared to March 31, 2010.

Cash flows from operating activities provided ¥212,380 million during the fiscal year, up from ¥209,311 million during the previous fiscal year, resulting from an increase in net income compared to the previous fiscal year, a decrease in other receivables, in addition to the adjustment of net income such as depreciation and amortization, provision for doubtful receivables and probable loan losses and equity in net income of affiliates (excluding interest on loans).

Cash flows from investing activities provided ¥251,598 million during the fiscal year, having provided ¥432,788 million during the previous fiscal year, due to increases in purchases of leasing equipment and available-for-sale securities, and a decrease in sales of subsidiaries, net of cash disposed.

Cash flows from financing activities used ¥363,590 million during the fiscal year, having used ¥466,924 million during the previous fiscal year, due to an increase in funding through liabilities.

Trend in Cash Flow-Related Performance Indicators

	March 31, 2010	March 31, 2011
Shareholders’ Equity Ratio	16.8%	15.4%
Shareholders’ Equity Ratio based on Market Value	11.5%	9.8%
Interest-bearing Debt to Cash Flow Ratio	25.1	28.6
Interest Coverage Ratio	2.6 times	1.7 times

Shareholders’ Equity Ratio: Shareholders’ Equity/Total Assets

Shareholders’ Equity Ratio based on Market Value: Total Market Value of Listed Shares/Total Assets

Interest-bearing Debt to Cash Flow Ratio: Interest bearing Debt/Cash Flow

Interest Coverage Ratio: Cash Flow/Interest Payments

Note 4:	All figures have been calculated on a consolidated basis
Note 5:	Total market value of listed shared has been calculated based on the number of outstanding shares excluding treasury stock.
Note 6:	Cash flow refers to cash flows from operating activities.
Note 7:	Interest-bearing debt refers to short- and long- term debt and deposits listed on the consolidated balance sheets.

(3) Profit Distribution Policy and Dividends for the Fiscal Year Ended March 31, 2011

ORIX believes that securing profits from its businesses, primarily as retained earnings, and utilizing them for strengthening its base of operations and making investments for growth, assists in sustaining profit growth while maintaining financial stability, and leading to increased shareholder value.

Regarding dividends, ORIX responds to shareholder expectations by increasing shareholder value through mid- to long-term profit growth and steady distribution of profit.

Regarding share buybacks, ORIX will take into account the adequate level of retained earnings and act flexibly and accordingly by considering the factors such as changes in the economic environment, trend in stock prices, and financial situation.

Given the policy outlined above and the current operating environment, the annual dividend will be 80 yen per share, up from 75 yen in the previous year.

Dividend distribution is scheduled once a year as a year-end dividend.

(4) Risk Factors

With the announcement of our results for the fiscal year ended March 31, 2011, additional items have arisen concerning “Risk Factors” found in our latest Form 20-F submitted to the U.S. Securities and Exchange Commission on June 29, 2010. Additional items are underlined below.

Risk Factors

1. Risks related to our external environment

(Before change)

(1) – (6) omitted

(7) Our business activities, financial condition and results of operations may be adversely affected by unpredictable events

Our business activities, financial condition and results of operations may be adversely affected by unpredictable events or any continuing effects caused by such events. Unpredictable events include man-made events, such as accidents, war, terrorism and insurgency, and natural events, such as earthquakes, storms, tsunamis, fires and outbreaks of new strains of influenza or other infectious diseases. These events may, among other things, cause unexpectedly large market price movements or an unexpected deterioration of the economic conditions of a country or region. If such a sudden and unpredictable event occurs in an area where we operate, either as a single event or in combination with other events, we may be unable to respond to such changing economic conditions in a timely manner, and our results of operations may be adversely affected as a result.

(After change)

(1) – (6) omitted

(7) Our business activities, financial condition and results of operations may be adversely affected by unpredictable events

Our business activities, financial condition and results of operations may be adversely affected by unpredictable events or any continuing effects caused by such events. Unpredictable events include man-made events, such as accidents, war, terrorism and insurgency, and natural events, such as earthquakes, storms, tsunamis, fires and outbreaks of new strains of influenza or other infectious diseases. These events may, among other things, cause unexpectedly large market price movements or an unexpected deterioration of the economic conditions of a country or region. If such a sudden and unpredictable event occurs in an area where we operate, either as a single event or in combination with other events, we may be unable to respond to such changing economic conditions in a timely manner, and our results of operations may be adversely affected as a result.

The Great East Japan Earthquake that occurred on March 11, 2011 caused considerable economic and physical damage in Japan, including damage to a nuclear power station about 240 kilometers from Tokyo. The earthquake has had a significant short-term negative impact on the Japanese economy. The long-term effects from the disaster, including disruptions of electricity and water supplies as a result of damage to infrastructure, interruption of logistics services, radiation leaking from the damaged nuclear power station and a general decline in economic activity in Japan, are still unknown. Our exposures in the areas affected by the earthquake and the associated tsunamis are limited, however, owing to uncertainties relating to the disaster, the short- and long-term effects on us are difficult to predict and may adversely affect our operating results and financial position.

2. Management Policies

(1) Management Basic Policy

The ORIX Group’s corporate philosophy and management policy are shown below.

Corporate Philosophy

The ORIX Group is constantly anticipating market needs and working to contribute to society by developing leading financial services on global scale and striving to offer innovative products that create new value for customers.

Management Policy

•	The ORIX Group strives to meet the diverse needs of its customers and to deepen trust by constantly developing superior services.

•	The ORIX Group aims to strengthen its base of operations and achieve sustained growth by integrating the ORIX Group’s resources to promote synergies amongst different units.

•

The ORIX Group makes efforts to maintain a corporate culture that encourages a sense of fulfillment and pride by developing personnel resources through corporate programs and promoting professional development.

•	The ORIX Group aims to attain stable medium- and long-term growth in shareholder value by implementing these initiatives.

(2) Target Performance Indicators

In its pursuit of sustained growth, the ORIX Group will use the following performance indicators: Net income attributable to ORIX Corporation to indicate profitability, ROE to indicate capital efficiency and ROA to indicate asset efficiency. For the foreseeable future, ORIX will strive to expand profit-earning opportunities in line with increased assets for fee-based and other businesses, pursue increased profitability by replacing assets, and will aim to achieve the medium-term target of around 10% ROE.

Three-year trends in performance indicators are as follows:

			March 31, 2009	March 31, 2010	March 31, 2011
Net Income Attributable to ORIX Corporation	(millions of yen	)	21,924	37,757	67,275
ROE	(%)		1.8	3.1	5.1
ROA	(%)		0.25	0.47	0.82

(3) Medium- and Long-Term Corporate Management Strategies

The ORIX Group believes that it is vital to respond to changes in the market environment with agility and flexibility. The ORIX Group consists of six business segments (Corporate Financial Services, Maintenance Leasing, Real Estate, Investment Banking, Retail and Overseas Business) that represent a wide range of businesses, and Group-wide risk is controlled through a diversified business portfolio. At the same time, ORIX is able to capture profit-earning opportunities from various angles by the Group-wide sharing of information garnered from its wide-ranging domestic and international business and client base.

ORIX maintains a stable funding base, with a high share of long-term debt consisting of bonds, solid relationships with over 200 domestic and international financial institutions, and a ratio of indirect and direct funding at about 50:50.

Going forward, ORIX will continue its pursuit of the mid-term management strategies of Increasing the pace of “Finance + Services” and “Embracing growth in emerging markets including Asia” while focusing on expanding operations through business portfolio diversification.

•

Increase the pace of “Finance + Services”: After the occurrence of structural changes in the finance business environment caused by the financial crisis, providing additional high value-added services has been deemed essential for pursuing increased profitability in the finance business. The ORIX Group is already providing “Finance + Services” through its maintenance leasing service and loan servicing operations. Going forward, ORIX will capitalize on its accumulated Group client base, know-how and expertise to develop new business areas and provide more advanced services.

•

“Embracing growth in emerging markets including Asia”: As significant economic growth is observed in emerging markets, business expansion in Asia, especially China, is vital for company growth. ORIX Group will embrace growth in these countries by expanding operations capitalizing on local subsidiaries and partner networks it has established in emerging markets including Asia in addition to leveraging its successful investment track record.

ORIX will also further strengthen and enhance its existing operating platform in the deployment of this strategy. In addition, ORIX will create a new operating base by continually developing new products and services and making proposals valued by clients and society.

Overviews and strategies for the six segments are as follows.

Segment	Business Overview	Business Strategies
Corporate Financial Services Segment	Lending, leasing, commission business for the sale of financial products and environment-related businesses

•        Increase the pace of “Finance + Services”

•        Expand the client base through strengthened cooperation with ORIX Auto and Rentec

•        Capture new business opportunities presented by the changing environment

Maintenance Leasing Segment	Automobile leasing and rentals, car sharing, and precision measuring equipment and IT-related equipment rentals and leasing	• Continue Group-wide sales activities • Expand high value-added services • Improve profitability by streamlining operations and controlling costs

Real Estate Segment	Development and rentals of commercial real estate and office buildings, condominium development and sales, hotel, golf course, and training facility operation, senior housing development and management, REIT asset management, real estate investment and advisory services and real estate finance

•        Expand business based on the real estate value chain

•        Realize balanced growth by expanding the stable revenue base

•        Enhance the asset management business to expand fee-business and promote joint-investment with outside investors

Investment Banking Segment	Loan servicing (asset recovery), principal investment, M&A advisory, venture capital and securities brokerage

•        Capitalize on highly rated servicer function with large market share for CMBS-related profit opportunities and strengthen the corporate rehabilitation business

•        Exit from existing investments and capture opportunities for new investment

Retail Segment	Life insurance, trust and banking services and the card loan business operated by an affiliate

•        Life Insurance: Expand business through development of distinctive “third sector” (medical and cancer insurance) products, enhance the agency network and increase efficiency

•        Trust and Banking: Strengthen the corporate client base and create a balanced portfolio

Overseas Business Segment	Leasing, lending, investment in bonds, investment banking, real estate-related operations, and ship- and aircraft-related operations

•        U.S.: Expand “Finance + Services” centered on asset management based on a high level of expertise

•        Asia: Capitalize on ORIX’s network to embrace growth in emerging markets such as Asia.

•        Find highly profitable transactions in China based on alliances with local partners

(4) Corporate Challenges to be Addressed

The operating environment surrounding ORIX is dramatically changing in line with structural changes in society such as strong growth of emerging nations together with low growth of developed nations, contraction of the financial market, new financial regulations and global warming. It is vital for ORIX Group to continue to maintain and develop a business structure that flexibly and swiftly adapts to such a rapidly changing operating environment. Specifically, ORIX will adapt to the changing operating environment by taking the following three steps.

1.	Further advancement of risk management

2.	Pursue transactions that are both socially responsible and economically viable

3.	Create a fulfilling workplace

1.	Further advancement of risk management: Further enhance the thorough and transparent monitoring and control of each business in accordance with its characteristics while diversifying the business based on increasing the pace of “Finance + Services” and “Embracing growth in emerging markets including Asia” in line with the changing operating environment. ORIX will also strive to strengthen financial stability.

2.	Pursue transactions that are both socially responsible and economically viable: Pursue transactions that are socially responsible from a compliance and environmental standpoint while providing products and services that are valued by clients and improving ORIX Group profitability.

3.	Create a fulfilling workplace: Focus on ORIX’s strengths as a global organization to create a fulfilling work environment for all employees regardless of nationality, age, gender, background or type of employment.

(1) Condensed Consolidated Balance Sheets

(As of March 31, 2010 and 2011)

(Unaudited)

(millions of yen, millions of US$)

Assets	March 31, 2010	March 31, 2011	U.S. dollars March 31, 2011

Cash and Cash Equivalents	639,087	732,127	8,805
Restricted Cash	77,486	118,065	1,420
Time Deposits	548	5,148	62
Investment in Direct Financing Leases	756,481	830,853	9,992
Installment Loans	2,464,251	2,983,164	35,877
Allowance for Doubtful Receivables on Direct Financing Leases and Probable Loan Losses	(157,523)	(154,150)	(1,854)
Investment in Operating Leases	1,213,223	1,270,295	15,277
Investment in Securities	1,104,158	1,175,381	14,136
Other Operating Assets	186,396	235,430	2,831
Investment in Affiliates	409,711	373,376	4,490
Other Receivables	210,521	182,013	2,189
Inventories	153,256	108,410	1,304
Prepaid Expenses	45,420	44,551	536
Office Facilities	96,831	102,403	1,232
Other Assets	539,954	574,516	6,909

Total Assets	7,739,800	8,581,582	103,206

Liabilities and Equity

Short-Term Debt	573,565	478,633	5,756
Deposits	853,269	1,065,175	12,810
Trade Notes, Accounts Payable and Other Liabilities	311,113	304,354	3,660
Accrued Expenses	101,917	118,359	1,423
Policy Liabilities	409,957	398,265	4,790
Current and Deferred Income Taxes	183,674	182,501	2,195
Security Deposits	125,479	128,097	1,541
Long-Term Debt	3,836,270	4,531,268	54,495

Total Liabilities	6,395,244	7,206,652	86,670

Redeemable Noncontrolling Interests	28,095	33,902	408

Commitments and Contingent Liabilities

Common Stock	143,939	143,995	1,732
Additional Paid-in Capital	178,661	179,137	2,154
Retained Earnings	1,104,779	1,141,559	13,729
Accumulated Other Comprehensive Income (Loss)	(79,459)	(96,180)	(1,157)
Treasury Stock, at Cost	(49,236)	(49,170)	(591)

Total ORIX Corporation Shareholders’ Equity	1,298,684	1,319,341	15,867

Noncontrolling Interests	17,777	21,687	261

Total Equity	1,316,461	1,341,028	16,128

Total Liabilities and Equity	7,739,800	8,581,582	103,206

	March 31, 2010	March 31, 2011	U.S. dollars March 31, 2011
Accumulated Other Comprehensive Income (Loss)
Net unrealized gains (losses) on investment in securities	7,495	11,503	138
Defined benefit pension plans	(9,092)	(11,098)	(134)
Foreign currency translation adjustments	(77,651)	(95,574)	(1,149)
Net unrealized gains (losses) on derivative instruments	(211)	(1,011)	(12)

	(79,459)	(96,180)	(1,157)

(2) Condensed Consolidated Statements of Income

(For the Years Ended March 31, 2010 and 2011)

(Unaudited)

(millions of yen, millions of US$)

	Year ended March 31, 2010	Period -over- period (%)	Year ended March 31, 2011	Period -over- period (%)	U.S. dollars Year ended March 31, 2011
Total Revenues :	912,294	88	970,110	106	11,667

Direct financing leases	50,004	79	51,320	103	617
Operating leases	274,266	97	283,545	103	3,410
Interest on loans and investment securities	135,166	69	169,808	126	2,042
Brokerage commissions and net gains on investment securities	23,353	—	21,120	90	254
Life insurance premiums and related investment income	115,598	98	118,473	102	1,425
Real estate sales	40,669	57	54,741	135	658
Gains on sales of real estate under operating leases	6,841	28	5,103	75	61
Other operating revenues	266,397	92	266,000	100	3,200

Total Expenses :	883,584	90	896,150	101	10,778

Interest expense	82,029	80	123,503	151	1,485
Costs of operating leases	191,173	99	188,671	99	2,269
Life insurance costs	92,348	87	91,497	99	1,100
Costs of real estate sales	46,757	59	58,930	126	709
Other operating expenses	149,872	87	156,827	105	1,886
Selling, general and administrative expenses	218,322	95	204,812	94	2,463
Provision for doubtful receivables and probable loan losses	71,529	93	31,122	44	374
Write-downs of long-lived assets	6,977	190	18,853	270	227
Write-downs of securities	23,634	127	21,749	92	262
Foreign currency transaction loss	943	—	186	20	3

Operating Income	28,710	53	73,960	258	889

Equity in Net Income of Affiliates	8,364	—	16,806	201	202
Gains on Sales of Subsidiaries and Affiliates and Liquidation Losses, Net	17,519	—	1,199	7	15

Income before Income Taxes and Discontinued Operations	54,593	454	91,965	168	1,106

Provision for Income Taxes	22,394	—	27,617	123	332

Income from Continuing Operations	32,199	220	64,348	200	774

Discontinued Operations:
Income from discontinued operations, net	14,453		13,556		163
Provision for income taxes	(5,715)		(5,297)		(64)

Discontinued operations, net of applicable tax effect	8,738	95	8,259	95	99

Net Income	40,937	172	72,607	177	873

Net Income Attributable to the Noncontrolling Interests	704	60	2,373	337	29

Net Income Attributable to the Redeemable Noncontrolling Interests	2,476	355	2,959	120	35

Net Income Attributable to ORIX Corporation	37,757	172	67,275	178	809

Note 1:	Pursuant to FASB Accounting Standards Codification 205-20 (“Presentation of Financial Statements–Discontinued Operations”), the results of operations which meet the criteria for discontinued operations are reported as a separate component of income, and those related amounts that had been previously reported are reclassified.

(3) Condensed Consolidated Statements of Comprehensive Income

(For the Years Ended March 31, 2010 and 2011)

(Unaudited)

(millions of yen, millions of US$)

	Year ended March 31, 2010	Year ended March 31, 2011	U.S. dollars Year ended March 31, 2011
Net Income :	40,937	72,607	873

Other comprehensive income (loss), net of tax:
Net change of unrealized gains (losses) on investment in securities	13,499	7,663	92
Net change of defined benefit pension plans	7,125	(2,006)	(24)
Net change of foreign currency translation adjustments	(8,462)	(21,186)	(254)
Net change of unrealized gains (losses) on derivative instruments	(1,460)	(782)	(10)
Total other comprehensive income (loss)	10,702	(16,311)	(196)

Comprehensive Income (Loss)	51,639	56,296	677

Comprehensive Income (Loss) Attributable to the Noncontrolling Interests	(306)	1,734	21

Comprehensive Income (Loss) Attributable to the Redeemable Noncontrolling Interests	876	606	7

Comprehensive Income (Loss) Attributable to ORIX Corporation	51,069	53,956	649

(4) Condensed Consolidated Statements of Changes in Equity

(For the Years Ended March 31, 2010 and 2011)

(Unaudited)

(millions of yen)

	ORIX Corporation Shareholders
	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total ORIX Corporation Shareholders’ Equity	Noncontrolling Interests	Total Equity
Balance at March 31, 2009	102,216	136,313	1,071,919	(92,384)	(50,534)	1,167,530	18,067	1,185,597

Cumulative effect of applying accounting for “Contracts in entity’s own equity”			1,758			1,758	—	1,758

Balance at April 1, 2009	102,216	136,313	1,073,677	(92,384)	(50,534)	1,169,288	18,067	1,187,355
Issuance of common stock	41,677	41,347				83,024	—	83,024
Contribution to subsidiaries						—	2,473	2,473
Transaction with noncontrolling interests		(32)		(387)		(419)	60	(359)
Comprehensive income (loss)
Net income			37,757			37,757	704	38,461
Other comprehensive income (loss)
Net change of unrealized gains (losses) on investment in securities				13,497		13,497	2	13,499
Net change of defined benefit pension plans				7,129		7,129	(4)	7,125
Net change of foreign currency translation adjustments				(5,860)		(5,860)	(1,002)	(6,862)
Net change of unrealized gains (losses) on derivative instruments				(1,454)		(1,454)	(6)	(1,460)

Total other comprehensive income (loss)						13,312	(1,010)	12,302

Total comprehensive income (loss)						51,069	(306)	50,763

Cash dividends			(6,261)			(6,261)	(2,517)	(8,778)
Conversion of convertible bond	7	7				14	—	14

Exercise of stock options	39	38				77	—	77
Compensation cost of stock options		611				611	—	611
Acquisition of treasury stock					(3)	(3)	—	(3)
Disposal of treasury stock			(531)		822	291	—	291
Other, net		377	137		479	993	—	993

Balance at March 31, 2010	143,939	178,661	1,104,779	(79,459)	(49,236)	1,298,684	17,777	1,316,461

Cumulative effect of applying new accounting standards for the consolidation of variable interest entities			(22,495)	(3,406)		(25,901)	4,233	(21,668)

Balance at April 1, 2010	143,939	178,661	1,082,284	(82,865)	(49,236)	1,272,783	22,010	1,294,793
Contribution to subsidiaries						—	3,864	3,864
Transaction with noncontrolling interests		200		4		204	(2,450)	(2,246)
Comprehensive income (loss)
Net income			67,275			67,275	2,373	69,648
Other comprehensive income (loss)
Net change of unrealized gains (losses) on investment in securities				7,605		7,605	58	7,663
Net change of defined benefit pension plans				(2,006)		(2,006)	—	(2,006)
Net change of foreign currency translation adjustments				(18,118)		(18,118)	(715)	(18,833)
Net change of unrealized gains (losses) on derivative instruments				(800)		(800)	18	(782)

Total other comprehensive income (loss)						(13,319)	(639)	(13,958)

Total comprehensive income (loss)						53,956	1,734	55,690

Cash dividends			(8,061)			(8,061)	(3,471)	(11,532)
Conversion of convertible bond	7	7				14	—	14
Exercise of stock options	49	49				98	—	98
Compensation cost of stock options		142				142	—	142
Acquisition of treasury stock					(70)	(70)	—	(70)
Other, net		78	61		136	275	—	275

Balance at March 31, 2011	143,995	179,137	1,141,559	(96,180)	(49,170)	1,319,341	21,687	1,341,028

*	Changes in the redeemable noncontrolling interests are not included in the table.

(4) Condensed Consolidated Statements of Changes in Equity

(For the Years Ended March 31, 2010 and 2011)

(Unaudited)

(millions of US$)

	ORIX Corporation Shareholders
	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total ORIX Corporation Shareholders’ Equity	Noncontrolling Interests	Total Equity
Balance at March 31, 2010	1,731	2,149	13,287	(956)	(592)	15,619	214	15,833
Cumulative effect of applying new accounting standards for the consolidation of variable interest entities			(271)	(41)		(312)	51	(261)

Balance at April 1, 2010	1,731	2,149	13,016	(997)	(592)	15,307	265	15,572
Contribution to subsidiaries						—	46	46
Transaction with noncontrolling interests		2		0		2	(29)	(27)
Comprehensive income (loss)
Net income			809			809	29	838
Other comprehensive income (loss)
Net change of unrealized gains (losses) on investment in securities				91		91	1	92
Net change of defined benefit pension plans				(24)		(24)	—	(24)
Net change of foreign currency translation adjustments				(217)		(217)	(9)	(226)
Net change of unrealized gains (losses) on derivative instruments				(10)		(10)	0	(10)

Total other comprehensive income (loss)						(160)	(8)	(168)

Total comprehensive income (loss)						649	21	670

Cash dividends			(97)			(97)	(42)	(139)
Conversion of convertible bond	0	0				0	—	0
Exercise of stock options	1	1				2	—	2
Compensation cost of stock options		2				2	—	2
Acquisition of treasury stock					(1)	(1)	—	(1)
Other, net		0	1		2	3	—	3

Balance at March 31, 2011	1,732	2,154	13,729	(1,157)	(591)	15,867	261	16,128

*	Changes in the redeemable noncontrolling interests are not included in the table.

(5) Condensed Consolidated Statements of Cash Flows

(For the Years Ended March 31, 2010 and 2011)

(Unaudited)

(millions of yen, millions of US$)

	Year ended March 31, 2010	Year ended March 31, 2011	U.S. dollars Year ended March 31, 2011
Cash Flows from Operating Activities:
Net income	40,937	72,607	873
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	167,266	168,442	2,026
Provision for doubtful receivables and probable loan losses	71,529	31,122	374
Decrease in policy liabilities	(32,927)	(11,692)	(141)
Equity in net (income) loss of affiliates (excluding interest on loans)	(6,496)	(14,069)	(169)
Gains on sales of subsidiaries and affiliates and liquidation losses, net	(17,519)	(1,199)	(15)
Gains on sales of available-for-sale securities	(6,907)	(4,867)	(59)
Gains on sales of real estate under operating leases	(6,841)	(5,103)	(61)
Gains on sales of operating lease assets other than real estate	(7,552)	(9,968)	(120)
Write-downs of long-lived assets	6,977	18,853	227
Write-downs of securities	23,634	21,749	262
Decrease (Increase) in restricted cash	4,520	(6,659)	(80)
Increase in trading securities	(29,725)	(28,372)	(341)
Decrease in inventories	39,061	27,596	332
Decrease (Increase) in other receivables	(518)	16,006	192
Decrease in trade notes, accounts payable and other liabilities	(35,011)	(22,042)	(265)
Other, net	(1,117)	(40,024)	(481)

Net cash provided by operating activities	209,311	212,380	2,554

Cash Flows from Investing Activities:
Purchases of lease equipment	(389,413)	(561,919)	(6,758)
Principal payments received under direct financing leases	352,316	384,288	4,622
Net proceeds from securitization of lease receivables, loan receivables and securities	28,305	—	—
Installment loans made to customers	(589,814)	(719,190)	(8,649)
Principal collected on installment loans	937,895	1,130,718	13,599
Proceeds from sales of operating lease assets	162,988	159,369	1,917
Investment in affiliates, net	(28,256)	36,945	444
Proceeds from sales of investment in affiliates	12,532	4,622	56
Purchases of available-for-sale securities	(456,364)	(742,816)	(8,933)
Proceeds from sales of available-for-sale securities	181,033	340,634	4,095
Proceeds from redemption of available-for-sale securities	162,292	310,594	3,735
Purchases of held-to-maturity securities	(43,748)	—	—
Purchases of other securities	(19,656)	(48,538)	(584)
Proceeds from sales of other securities	26,034	25,614	308
Purchases of other operating assets	(4,898)	(14,219)	(171)
Acquisitions of subsidiaries, net of cash acquired	(10,218)	(46,554)	(560)
Sales of subsidiaries, net of cash disposed	123,613	12,685	153
Other, net	(11,853)	(20,635)	(248)

Net cash provided by investing activities	432,788	251,598	3,026

Cash Flows from Financing Activities:
Net decrease in debt with maturities of three months or less	(121,399)	(72,584)	(873)
Proceeds from debt with maturities longer than three months	1,083,310	1,488,199	17,898
Repayment of debt with maturities longer than three months	(1,678,649)	(1,918,774)	(23,076)
Net increase in deposits due to customers	185,076	166,012	1,997
Issuance of common stock	83,101	98	1
Cash dividends paid to ORIX Corporation shareholders	(6,261)	(8,061)	(97)
Cash dividends paid to redeemable noncontrolling interests	—	(6,008)	(72)
Net decrease in call money	(13,400)	(8,000)	(96)
Other, net	1,298	(4,472)	(55)

Net cash used in financing activities	(466,924)	(363,590)	(4,373)

Effect of Exchange Rate Changes on Cash and Cash Equivalents	3,943	(7,348)	(88)

Net increase in Cash and Cash Equivalents	179,118	93,040	1,119
Cash and Cash Equivalents at Beginning of Year	459,969	639,087	7,686

Cash and Cash Equivalents at End of Year	639,087	732,127	8,805

(6) Assumptions for Going Concern

Not applicable.

(7) Segment Information (Unaudited)

1. Segment Information by Sector

(millions of yen, millions of US$)

	Year Ended March 31, 2010		Year Ended March 31, 2011		U.S. dollars Year Ended March 31, 2011		March 31, 2010	March 31, 2011	U.S. dollars March 31, 2011
	Segment Revenues	Segment Profits (Losses)	Segment Revenues	Segment Profits	Segment Revenues	Segment Profits	Segment Assets	Segment Assets	Segment Assets
Corporate Financial Services	98,063	(18,983)	103,239	10,247	1,242	123	1,178,879	1,006,107	12,100
Maintenance Leasing	226,179	23,307	225,830	26,203	2,716	315	515,716	502,738	6,046
Real Estate	215,001	138	217,590	54	2,617	1	1,677,402	1,539,814	18,519
Investment Banking	73,422	(2,848)	65,661	13,000	790	156	472,705	468,231	5,631
Retail	155,491	31,104	148,768	23,777	1,789	286	1,578,758	1,653,704	19,888
Overseas Business	185,906	37,142	176,875	45,639	2,126	549	860,815	972,224	11,692

Segment Total	954,062	69,860	937,963	118,920	11,280	1,430	6,284,275	6,142,818	73,876

Difference between Segment Total and Consolidated Amounts	(41,768)	(15,267)	32,147	(26,955)	387	(324)	1,455,525	2,438,764	29,330

Consolidated Amounts	912,294	54,593	970,110	91,965	11,667	1,106	7,739,800	8,581,582	103,206

Note 1:	The Company evaluates the performance of segments based on income before income taxes and discontinued operations, adjusted for results of discontinued operations, net income attributable to the noncontrolling interests and net income attributable to the redeemable noncontrolling interests before applicable tax effect. Tax expenses are not included in segment profits.
Note 2:	From April 1, 2010, the Company changed the measure of segments related to certain variable interest entities (VIEs) which are consolidated in accordance with ASC 810-10 (“Consolidations”) since the Company’s management changed its internal performance assessment measures to manage its segments. For those consolidated VIEs used for securitization, for which the VIE’s assets can be used only to settle related obligations of those VIEs and the creditors (or beneficial interest holders) do not have recourse to other assets of the Company or its subsidiaries, segment assets are measured based on an amount of the Company and its subsidiaries’ net investments in the VIEs, which is also different from the amount of total assets of the VIEs, and accordingly, segment revenues are measured at a net amount representing the revenues earned on the net investments in the VIEs.

From April 1, 2010, in line with a change of management classification, ORIX’s Information and Communication Technology Department, which were previously included in the Corporate Financial Services segment, have been included in the Maintenance Leasing segment, respectively. In addition, from October 1, 2010, in line with a change of management classification, Real estate finance, which was previously included in the Investment Banking segment, have been included in the Real Estate segment.

Due to these changes, reclassified figures are shown for the year ended March 31, 2010.

2. Geographic Information

(millions of yen, millions of US$)

	Year Ended March 31, 2010
	Japan	America*2	Other*3	Difference between Geographic Total and Consolidated Amounts	Consolidated Amounts
Total Revenues	784,537	96,879	81,919	(51,041)	912,294
Income before Income Taxes	33,180	18,743	17,123	(14,453)	54,593

	Year Ended March 31, 2011
	Japan	America*2	Other*3	Difference between Geographic Total and Consolidated Amounts	Consolidated Amounts
Total Revenues	771,403	138,975	82,772	(23,040)	970,110
Income before Income Taxes	62,477	18,411	24,633	(13,556)	91,965

	U.S. dollars Year Ended March 31, 2011
	Japan	America*2	Other*3	Difference between Geographic Total and Consolidated Amounts	Consolidated Amounts
Total Revenues	9,277	1,671	995	(276)	11,667
Income before Income Taxes	751	221	296	(162)	1,106

Note 1:	Results of discontinued operations are included in each amount attributed to each geographic area.
*Note 2:	Mainly United States
*Note 3:	Mainly Asia, Europe, Oceania and Middle East

(8) Per Share Data

(For the Year Ended March 31, 2010 and 2011)

(Unaudited)

	March 31, 2010	March 31, 2011	U.S. dollars March 31, 2011
(millions of yen, millions of US$)
Income Attributable to ORIX Corporation from Continuing Operations	28,984	59,063	710
Effect of Dilutive Securities -
Convertible Bond	1,305	2,393	29

Income from Continuing Operations for Diluted EPS Computation	30,289	61,456	739

(thousands of shares)
Weighted-Average Shares	101,901	107,489
Effect of Dilutive Securities -
Convertible Bond	21,664	24,412
Stock options	86	107

Weighted-average Shares for Diluted EPS Computation	123,651	132,008

(yen, US$)
Earnings Per Share for Income Attributable to ORIX Corporation from Continuing Operations
Basic	284.43	549.49	6.61
Diluted	244.96	465.55	5.60

(yen, US$)
Shareholders’ Equity Per Share	12,082.56	12,273.11	147.60

(9) Significant Accounting Policies

(Application of New Accounting Standards)

Effective April 1, 2010, the Company and its subsidiaries adopted FASB Statement No. 166 (“Accounting for Transfers of Financial Assets—an amendment of FASB Statement No.140”), which was codified by Accounting Standards Update 2009-16 (ASC860 (“Transfers and Servicing”)). This Update eliminates the concept of a qualifying special-purpose entity and therefore also eliminates the exception to ASC 810-10 (“Consolidation-Variable Interest Entities”) that formerly applied to variable interest entities deemed to be qualifying special-purpose entities. This Update also modifies the financial-components approach used in ASC 860 and limits the circumstances in which a transferor derecognizes a portion or component of a financial asset.

Effective April 1, 2010, the Company and its subsidiaries adopted FASB Statement No. 167 (“Amendment of FASB Interpretation No.46(R)”), which was codified by Accounting Standards Update 2009-17 (ASC810 (“Consolidation”)). This Update requires an enterprise to perform qualitative analysis to identify the primary beneficiary. An enterprise that has both of the following characteristics is considered to be primary beneficiary and must consolidate a variable interest entity:

•	The power to direct the activities of a variable interest entity that most significantly impact the entity’s economic performance; and

•

The obligation to absorb losses of the entity that could potentially be significant to the variable interest entity or the right to receive benefits from the entity that could potentially be significant to the variable interest entity.

Additionally, this Update requires ongoing reassessments of whether an enterprise is the primary beneficiary of a variable interest entity.

The effect of the Updates on the Company and its subsidiaries’ financial conditions at the initial adoption date is an increase of ¥1,147 billion in total assets, an increase of ¥1,169 billion in total liabilities and a decrease of ¥22 billion in retained earnings, net of tax, respectively, in the consolidated balance sheets.

Although our total assets and liabilities have increased through the consolidation of the VIEs described above, the net cash flow and economic effects of our investments in these entities have not changed. In addition, the creditors of the liabilities of the consolidated VIEs have no recourse to other assets of the Company and its subsidiaries.

(Subsequent Event)

There are no applicable subsequent events.